April 30, 2020

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: Request for Selective Review for Post-Effective Amendment No. 179; USAA Mutual Funds Trust (File Nos. 033-65572 and 811-07852)

Dear Mr. Sutcliffe:

Transmitted herewith for filing with the Securities and Exchange Commission (the "SEC") on behalf of USAA Mutual Funds Trust (the "Trust"), pursuant to the Securities Act of 1933, as amended ("1933 Act"), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 179 to the Trust's Registration Statement on Form N-1A (the "Share Class PEA") on behalf of the series of the Trust identified below (each, a "Fund" and together, the "Funds"). This transmission includes a conformed signature page for the Trust, the manually signed original of which is maintained at the office of the Trust.

On November 19, 2019, the Trust's Board of Trustees approved: (1) the redesignation of Adviser shares to Class A shares of the Funds with existing Adviser shares;1 (2) the addition of Class A shares of the USAA Ultra Short-Term Bond Fund, USAA Growth and Tax Strategy Fund, and USAA Nasdaq-100 Index Fund; (3) the addition of Class C shares of the USAA Income Fund, USAA Intermediate-Term Bond Fund, USAA Growth and Tax Strategy Fund, and USAA Nasdaq-100 Index Fund; and (4) the addition of Institutional Class shares of USAA New York Bond Fund, USAA Virginia Bond Fund, USAA California Bond Fund, USAA Tax Exempt Intermediate-Term Bond Fund, USAA Tax Exempt Long-Term Bond Fund, USAA Tax Exempt Short-Term Bond Fund, USAA Growth and Tax Strategy Fund, and USAA Nasdaq-100 Index Fund. Class A and Class C shares are new share classes of the Trust; Institutional shares are an existing share class of the Trust. These changes currently are scheduled to become effective in late June 2020.

The primary purpose of this filing is to (1) reflect the redesignation of Adviser shares for Funds that currently offer such shares as Class A shares and to reflect related changes for such shares, (2) register the Class A (for Funds that do not currently offer Adviser shares), Class C,

1The following Funds included in this Share Class PEA that currently offer Adviser shares are: USAA California Bond Fund, USAA Emerging Markets Fund, USAA Government Securities Fund, USAA Growth & Income Fund, USAA High Income Fund, USAA Income Fund, USAA Intermediate-Term Bond Fund, USAA International Fund, USAA New York Bond Fund, USAA Precious Metals and Minerals Fund, USAA Science & Technology Fund, USAA Short-Term Bond Fund, USAA Tax Exempt Intermediate-Term Bond Fund, USAA Tax Exempt Long-Term Fund, USAA Tax Exempt Short-Term Fund, USAA Virginia Bond Fund, USAA Value Fund, and USAA World Growth Fund.

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and Institutional Class of the Funds, as applicable, and (3) update financial information and other disclosures. The Share Class PEA includes the prospectuses (the "Prospectuses") and statements of additional information (the "SAIs") relating to the Trust's issuance of Class A, Class C, and Institutional Class shares of the Funds.

On February 28, 2020, the Trust filed pursuant to Rule 485(a) Post-Effective Amendment No. 176 to its 1933 Act registration statement and Post-Effective Amendment No. 177 to its registration statement under the 1940 Act (Accession No. 0001683863-20-000603) ("PEA No. 176"). PEA No. 176 was filed primarily: (1) to revise the prospectuses and statements of additional information to reflect Victory Capital Management Inc., as the new investment adviser, and Victory Capital Advisers, Inc., as the new distributor, to the Funds; (2) to make other changes in connection with the transaction whereby USAA Asset Management Company, the prior investment adviser to the Funds, and USAA Transfer Agency Company (d/b/a USAA Shareholder Account Services), the current transfer agent to the Funds, was acquired by Victory Capital Holdings, Inc., the parent company of Victory Capital Management, Inc.; and (3) to make such other nonmaterial changes as appropriate.2 PEA No. 176 will become effective on May 1, 2020, pursuant to Post-Effective Amendment No. 177, which was filed with the SEC on April 28, 2020.

The forms of the Prospectuses and the disclosures in each section of the Prospectuses included in the Share Class PEA (except for the sections of each summary prospectus titled "Fees and Expenses," "Performance," and "Purchase and Sale of Shares" and the section of each statutory prospectus titled "Purchases," "Redemptions," "Converting Shares," and "Multiple Class Information") are substantially the same as the disclosures contained in each Fund's currently effective registration statement, each of which has been reviewed by the SEC staff ("Staff") during the last year and most recently in PEA No. 177.3 In addition, the Trust has included new disclosure relating to sales load variation disclosure for multiple intermediaries as "Appendix A — Variations in Sales Charge Reductions and Waivers Available Through Certain Intermediaries" to its Prospectuses.

The forms of the SAIs and the disclosures in each section of the SAIs included in the Share Class PEA (except for the sections titled "Additional Information Regarding Redemption of

2The Trust has filed other Post-Effective Amendments to its Registration Statement pursuant for primarily the same reasons. See PEA No. 163 filed pursuant to Rule 485(a) on May 2, 2019 (SEC Accession No. 0001683863-19- 001144) and PEA No. 166 filed pursuant to Rule 485(b) on July 1, 2019 (SEC Accession No. 0001683863-19- 001616); PEA No. 165 filed pursuant to Rule 485(a) on May 29, 2019 (SEC Accession No. 0001683863-19- 001196) and PEA No. 168 filed pursuant to Rule 485(b) on July 29, 2019 (SEC Accession No. 0001683863-19- 001724); PEA No. 169 filed pursuant to Rule 485(a) on August 1, 2019 (SEC Accession No. 0001683863-19- 001797) and PEA No. 171 filed pursuant to Rule 485(b) on September 27, 2019 (SEC Accession No. 0001683863- 19-002347); and PEA No. 172 filed pursuant to Rule 485(a) on October 1, 2019 (SEC Accession No. 0001683863- 19-002466) and PEA No. 174 filed pursuant to Rule 485(b) on November 27, 2019 (SEC Accession No. 0001683863-19-002798).

3The Trust also has updated certain risk disclosures to reflect risks associated with the novel coronavirus (COVID- 19) pandemic, which are reflected in PEA No. 178, and which were reviewed by the Staff in connection with the Trust's comment response letter that was filed as correspondence with the SEC prior to PEA No. 178's effectiveness.

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Shares" and "Fund History and Description of Shares") are substantially the same as the disclosures contained in each Fund's currently effective registration statement, each of which was reviewed by the Staff during the last year and most recently in PEA No. 177.

The forms of the Prospectuses and SAIs and the disclosures in each section of the Prospectuses and SAIs included in the Share Class PEA regarding Institutional Class shares are substantially the same as the disclosures contained in other Fund's currently effective registration statements that offer Institutional shares.

The disclosures in the sections of the Prospectuses titled "Purchases," "Redemptions," "Converting Shares," and "Multiple Class Information" and the sections of the SAIs titled "Additional Information Regarding Redemption of Shares" and "Fund History and Description of Shares" are substantially the same across the Prospectuses and SAIs filed with the Share Class PEA.

The disclosures in the Prospectuses and SAIs relating to the Trust's issuance of Class A and Class C shares of the Funds are substantially the same as the disclosures contained in the Victory Portfolios' currently effective registration statement, which was reviewed by the Staff most recently in connection with PEA No. 147 to the Victory Portfolios' registration statement on January 17, 2017.4 The series of Victory Portfolios are managed by the same investment adviser and are considered to part of the same family of funds.

Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing the Share Class PEA. Pursuant to Rule 485(a)(2) under the 1933 Act, this Share Class PEA will become effective 60 days after the filing date on April 30, 2020. The Trust respectfully requests that the Staff furnish the Trust with any comments on this filing by June 8, 2020. This will assist the Trust in keeping to its expected commencement of operations date and prospectus printing schedule.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

Victory Capital Management Inc.

cc:Mark C. Amorosi K&L Gates LLP

4See PEA No. 147 filed pursuant to Rule 485(a) on January 17, 2017 (SEC Accession No. 0001104659-17-002585) and PEA No. 166 filed pursuant to Rule 485(b) on April 28, 2020 (SEC Accession No. 0001104659-20-052473).

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